(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

March 04, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Aberdeen Street Trust (the trust):

Fidelity Freedom K Income Fund
Fidelity Freedom K 2000 Fund
Fidelity Freedom K 2005 Fund
Fidelity Freedom K 2010 Fund
Fidelity Freedom K 2015 Fund
Fidelity Freedom K 2020 Fund
Fidelity Freedom K 2025 Fund
Fidelity Freedom K 2030 Fund
Fidelity Freedom K 2035 Fund
Fidelity Freedom K 2040 Fund
Fidelity Freedom K 2045 Fund
Fidelity Freedom K 2050 Fund (the funds)

File Nos. (033-43529) and (811-06440)
Post-Effective Amendment No. 43

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 43 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to the Powers of Attorney dated April 1, 2007 and August 1, 2009, is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Freedom K Income Fund, Fidelity K 2000 Fund, Fidelity K 2005 Fund, Fidelity K 2010 Fund, Fidelity K 2015 Fund, Fidelity K 2020 Fund, Fidelity K 2025 Fund, Fidelity K 2030 Fund, Fidelity K 2035 Fund, Fidelity K 2040 Fund, Fidelity K 2045 Fund, and Fidelity K 2050 Fund. This filing serves to register the funds as new series of the trust. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectus and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 18, 2009. We request your comments by April 15, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Kerry Allard
Kerry Allard
Legal Product Group